EXHIBIT 12.1

IMCLONE SYSTEMS INCORPORATED
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Year Ended
	2005	2004	2003	2002	2001
Income (loss) before taxes	$88,074	$131,014	$(112,011)	$(157,224)	$(127,607)
Add:
Fixed charges	13,700	15,769	16,325	16,381	15,773
Amortization of capitalized interest	98	98	98	98	49
Less:
Interest capitalized during the period	5,394	6,087	6,059	2,077	1,656
Income (loss) before income taxes, as adjusted	$96,478	$140,794	$(101,647)	$(142,822)	$(113,441)
Fixed Charges:
Interest (gross), including amortization of debt issuance costs	11,963	14,520	15,184	15,256	15,252
Portion of rent representative of the interest factor	1,737	1,249	1,141	1,125	521
Fixed charges	$13,700	$15,769	$16,325	$16,381	$15,773
Deficiency of earnings available to cover fixed charges	$—	$—	$(117,972)	$(159,203)	$(129,214)
Ratio of earnings to fixed charges	7.0:1	8.9:1	—	—	—